FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1– Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: June 18, 2007

Exhibit 99.1

Fourth Quarter and Full Year Financial Results

FY2006 Outlook Targets Exceeded

Beijing, China, June 18, 2007 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the fourth quarter (“4Q FY2006”) and full year of the fiscal year ended March 31, 2007 (“FY2006”).

FY2006 Highlights

•	Net revenues increased by 47.1% year-over-year to RMB547.0 million (US$70.8 million) exceeding the high end of our targeted range of RMB533 million.

•

Net income increased by 45.6% year-over-year to RMB289.7 million (US$37.5 million) exceeding the high end of our targeted range of RMB271 million. Non-GAAP adjusted net income, as defined below, increased by 48.8% year-over-year to RMB309.9 million (US$40.1 million).

•	Diluted earnings per ADS* were RMB10.74 (US$1.39). Non-GAAP adjusted diluted earnings per ADS*, as defined below, were RMB11.44 (US$1.48).

•	Cash dividend of US$0.40 per ADS* was declared.

4Q FY2006 Highlights

•	Net revenues increased by 46.0% year-over-year to RMB163.1 million (US$21.1 million).

•

Net income increased by 21.3% year-over-year to RMB83.7 million (US$10.8 million). Non-GAAP adjusted net income, as defined below, increased by 37.2% year-over-year to RMB91.8 million (US$11.9 million).

•	Diluted earnings per ADS* were RMB3.11 (US$0.40). Non-GAAP adjusted diluted earnings per ADS*, as defined below, were RMB3.37 (US$0.44).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“The strong financial and operational progress we achieved in FY2006 is a direct result of the successful execution of our business strategy and our continuous commitments to our customers, shareholders and other stakeholders,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “Our ECLIA and HIFU operations continued to deliver robust results and we expect the launch of our FISH products and their sales in June to further solidify our position as a leading advanced in-vitro diagnostics company in China.”

“Our performance exceeded our own targets and market consensus,” commented Mr. Sam Tsang, CFO of the Company. “HIFU accounted for approximately 60% of our net revenues in FY2006. We expect that HIFU will maintain a steady growth while ECLIA will continue its growth momentum from increasing reagent revenue. We have integrated the FISH operation into our core business after completion of the acquisition in March 2007 and expect the diagnostic revenues from ECLIA and FISH will contribute more than half of our net revenues in FY 2007.”

4Q FY2006 Financial Results

The Company reported net revenues of RMB163.1 million (US$21.1 million) for 4Q FY2006, representing a 46.0% increase from the corresponding period of FY2005.

The Company’s revenues are currently generated from two product lines, ECLIA diagnostic systems and HIFU tumor therapy systems. ECLIA system sales include the sales of ECLIA analyzers and reagent kits.

ECLIA system sales for 4Q FY2006 were RMB65.9 million (US$8.5 million), representing a 74.3% increase from the corresponding period of FY2005. The year-over-year growth in the ECLIA system sales reflects rapid acceptance of the ECLIA technology in the medical community in China which in turn drove an increase in sales of reagent kits. Our robust growth in the sales of reagent kits in 4Q FY2006 was a direct result of strong customer reception of our reagents and the launch of more new reagents.

HIFU tumor therapy system sales for 4Q FY2006 were RMB97.2 million (US$12.6 million), representing a 31.6% increase from the corresponding period of FY2005. The year-over-year growth in this sector was driven primarily by an increase in unit sales resulting from an increased level of awareness and acceptance of the HIFU tumor therapy system in the medical community in China due to the Company’s continued marketing efforts. The increase in selling price also contributed to the growth.

Gross margin increased to 73.2% for 4Q FY2006 as compared to 70.1% for the corresponding period of FY2005. This improvement in gross margin was primarily due to the price increase for the Company’s HIFU tumor therapy system and higher revenue contribution from ECLIA reagents.

Research and development expenses were RMB8.0 million (US$1.0 million) for 4Q FY2006, representing a 56.8% year-over-year increase. The increase was primarily due to the HIFU-related medical study that is being conducted in partnership with the PRC Ministry of Health (the “MOH”), the pre-clinical trials on the Company’s HIFU tumor therapy system that are being conducted in the United States for FDA pre-market approval and research collaboration with the Biomed-X Centre of Peking University.

Sales and marketing expenses were RMB5.4 million (US$0.7 million) for 4Q FY2006, representing a 33.6% year-over-year increase. The increase was primarily due to greater participation at exhibitions and more promotional events organized by the Company.

General and administrative expenses were RMB18.3 million (US$2.4 million) for 4Q FY2006, representing a 14.2% year-over-year increase. The increase was primarily due to amortization of intangible assets from FISH acquisition in the month of March 2007.

Other income was RMB2.3 million (US$0.3 million) for 4Q FY2006, which was primarily related to government grants in support of the Company’s ECLIA development.

Amortization of convertible notes issuance costs of RMB2.1 million (US$0.3 million) for 4Q FY2006 was due to the US$150 million convertible notes issued in November 2006. The issuance costs are amortized over the term of the convertible notes which is five years.

Interest income was RMB15.1 million (US$2.0 million) for 4Q FY2006, representing a significant increase from the corresponding period of FY2005. The increase was primarily due to interest income generated from the net proceeds received from the issuance of convertible notes in November 2006.

Interest expense of RMB10.2 million (US$1.3 million) for 4Q FY2006 was primarily due to interest incurred by the convertible notes issued in November 2006. The notes bear interest at 3.5% per annum.

Income tax expense was RMB9.2 million (US$1.2 million) for 4Q FY2006. However, there was income tax benefit for 4Q FY2005 because an income tax concession was granted by the PRC tax authorities in February 2006. As a result, income tax rate for the Company’s PRC subsidiary was retroactively reduced from 15% to 10% starting from January 2005 which will expire in December 2007. The effective tax rate for 4Q FY2006 was 9.9%.

On March 16, 2007, the 10th people’s Congress of China passed the China Unified Corporate Income Tax Law (the “New Law”), which will become effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations (the “IRRs”) on the definition of various terms and the interpretation and application of the provisions of the New Law are expected to be promulgated by the State Council within 2007. The Company currently believes that the IRRs will not impact its qualification as a hi-tech enterprise, and as such, believes the current tax rate of 15% will continue to apply. In the event the promulgation of the new IRRs results in a change such that the Company will no longer qualify as a hi-tech enterprise, it will be required to pay income tax in accordance with the IRRs starting on January 1, 2008.

Net income was RMB83.7 million (US$10.8 million) for 4Q FY2006, representing a 21.3% increase from the corresponding period of FY2005.

Adjusted net income excluding stock compensation expense, amortization of acquired intangible assets and income from arranging secondary offering (non-GAAP) was RMB91.8 million (US$11.9 million) for 4Q FY2006, representing a 37.2% increase from the corresponding period of FY2005.

Upon approval by the Company last week, 2,550,000 restricted stocks and stock options, equivalent to 255,000 ADS representing approximately 1% of our share capital, were granted to certain directors, officers and management personnel. The restricted stocks and stock options will vest over a period of three years.

As of March 31, 2007, the Company’s cash balance was RMB1.2 billion (US$152.0 million). Net operating cash flow for 4Q FY2006 was RMB 99.1 million (US$12.8 million).

As of March 31, 2007, the Company’s accounts receivable was RMB201.8 million (US$26.1 million), representing an increase of 6.2% from the balance at December 31, 2006. The accounts receivable turnover days improved to 135 days from 140 days of previous quarter.

FY2006 Financial Results

Net revenues were RMB547.0 million (US$70.8 million) for FY2006, representing a 47.1% year-over-year increase. The targeted net revenues for FY2006 ranged from RMB521 million to RMB533 million.

ECLIA system sales for FY2006 were RMB215.6 million (US$27.9 million), representing a 72.3% year-over-year increase. HIFU tumor therapy system sales for FY2006 were RMB331.4 million (US$42.9 million), representing a 34.3% year-over-year increase.

Gross margin increased to 72.3% for FY2006 as compared to 70.3% for FY2005 primarily due to similar reasons for 4Q FY2006.

Research and development expenses were RMB31.5 million (US$4.1 million) for FY2006, representing a significant year-over-year increase. The increase was primarily due to the HIFU–related medical study that is being conducted in partnership with the MOH, the pre-clinical trials on the Company’s HIFU tumor therapy system that are being conducted in the United States for FDA pre-market approval and research collaboration with the Chinese Academy of Sciences Institute of Acoustics and the Biomed-X Centre of Peking University.

Sales and marketing expenses were RMB18.3 million (US$2.4 million) for FY2006, representing a 19.2% year-over-year increase.

General and administrative expenses were RMB55.4 million (US$7.2 million) for FY2006, representing a 44.5% year-over-year increase primarily due to an increase in headcount to meet the expansion of the Company’s operations and amortization of intangible assets from FISH acquisition in the month of March 2007.

Other income was RMB6.0 million (US$0.8 million) for FY2006, which was primarily due to government grants in support of the Company’s HIFU and ECLIA development.

Amortization of convertible notes issuance costs was RMB3.1 million (US$0.4 million) for FY2006.

Interest income was RMB42.0 million (US$5.4 million) for FY2006, representing a significant year-over-year increase. The increase was primarily due to interest income generated from the net proceeds received from the Company’s initial public offering in August 2005 and the net proceeds received from the Company’s issuance of convertible notes in November 2006.

Interest expense was RMB15.3 million (US$2.0 million) for FY2006 primarily due to interest incurred by the convertible notes issued in November 2006.

Income tax expense was RMB30.1 million (US$3.9 million) for FY2006. The effective tax rate for FY2006 was 9.4%.

Net income was RMB289.7 million (US$37.5 million) for FY2006, representing a 45.6% year-over-year increase. The targeted net income for FY2006 ranged from RMB263 million to RMB271 million.

Adjusted net income excluding stock compensation expense, amortization of acquired intangible assets and income from arranging secondary offering (non-GAAP) was RMB309.9 million (US$40.1 million) for FY2006, representing a 48.8% year-over-year increase.

Net operating cash flow for FY2006 was RMB347.3 million (US$45.0 million).

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.7232 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, March 30, 2007.

Cash Dividend

The Board of Directors has declared a cash dividend on its ordinary shares of US$0.04 per share, equivalent to US$0.40 per ADS based on the Company’s net income for FY2006. The cash dividend will be paid on or around August 17, 2007 to shareholders of record as of July 18, 2007.

Appointment of Director

The Company has appointed Mr. Sam Tsang to its Board of Directors, effective June 11, 2007. Mr. Tsang will continue to serve as the Chief Financial Officer of the Company.

Prior to joining the Company in February 2004, Mr. Tsang worked as a manager of KPMG Hong Kong. Mr. Tsang has extensive experience in finance, accounting and internal controls. Mr. Tsang is a Certified Public Accountant in the United States and Hong Kong.

“We are delighted to welcome Sam to the board.” stated Mr. Xiaodong Wu, Chairman and CEO of the Company. “We believe that the Board will benefit from Sam’s in-depth financial, legal and operational experience and his contribution is invaluable to the Company’s continual success in China’s diagnostic and cancer therapeutic business.”

Outlook for FY2007

The targeted net revenues for the fiscal year ending March 31, 2008 are expected to be between RMB830 million and RMB870 million, representing a year-over-year increase of 51.7% - 59.1%.

The targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for the fiscal year ending March 31, 2008 are expected to be between RMB390 million and RMB410 million, representing a year-over-year increase of 25.8% - 32.3%. The lower estimated year-over-year growth rates of non-GAAP targeted adjusted net income compared to targeted net revenues are primarily due to higher interest expense and amortization arising from convertible notes, lower interest income resulting from cash payments for FISH acquisition and increase in income tax rate after expiration of income tax concession.

The targeted adjusted diluted EPS excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for the fiscal year ending March 31, 2008 is expected to be between RMB14.15 and RMB14.80 assuming a diluted number of ADS of 31,000,000 and excluding interest for convertible notes and amortization of convertible notes issuance cost.

The targets are based on the Company’s current views on the operating and market conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per share, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense, amortization of acquired intangible assets and income from arranging secondary offering. Non-GAAP financial measures are used by the Company in their financial and operating decision-making because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparison. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful

-comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The Company’s management believes excluding income from arranging secondary offering from its non-GAAP financial measures is useful for itself and investors because this income is non-recurring in nature and is unrelated to the Company’s core operating results.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

China Medical’s management team will host a conference call at 8:00 a.m. Eastern Time on June 18, 2007 (or 8:00 p.m. Beijing/Hong Kong time on June 18, 2007) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number 1-866-202-3109

-	International dial-in number 1-617-213-8844

Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on June 19, 2007.

The dial-in details for the replay are as follows:

-	U.S. Toll Free Number 1-888-286-8010

-	International dial in numbers 1-617-801-6888

Passcode 32584628

About China Medical Technologies

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2007, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks related to the Company’s ability of successfully commercialize the products utilizing the FISH technology and launch products in China or elsewhere in a timely manner. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 852-2117-0861

Email: tipfleming@ChristensenIR.com

Chris Gustafson

Christensen

Tel: 1-212-618-1978

Email: cgus@ChristensenIR.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2006	December 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	843,791	1,699,350	1,173,640	151,963
Trade accounts receivable	155,751	189,973	201,778	26,126
Prepayments and other receivables	26,260	30,557	41,484	5,371
Inventories	10,380	13,808	27,991	3,624

Total current assets	1,036,182	1,933,688	1,444,893	187,084

Property, plant and equipment, net	105,570	130,790	135,791	17,582
Goodwill and other intangible assets, net	224,744	213,556	1,269,229	164,340
Lease prepayments, net	7,811	7,668	7,620	987
Prepayments and other receivables	—	235,673	—	—
Deferred income taxes	1,534	790	542	70
Convertible notes issuance costs	—	40,495	38,020	4,923

Total assets	1,375,841	2,562,660	2,896,095	374,986

Liabilities
Current liabilities
Trade accounts payable	33,833	41,107	47,847	6,195
Accrued liabilities and other payables	73,872	108,224	285,561	36,974
Income tax payable	21,602	37,614	38,467	4,981

Total current liabilities	129,307	186,945	371,875	48,150

Convertible notes	—	1,170,615	1,158,480	150,000
Other payable – long term	—	—	77,232	10,000

Total long term liabilities	—	1,170,615	1,235,712	160,000

Total liabilities	129,307	1,357,560	1,607,587	208,150

Shareholders’ equity
Share capital	225,125	225,125	225,125	29,149
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and fully paid as of March 31 and December 31, 2006 and March 31, 2007
Additional paid-in capital	739,936	504,484	504,795	65,361
General reserve fund	22,275	22,275	36,147	4,680
Unearned compensation	(226)	—	—	—
Accumulated other comprehensive loss – cumulative translation adjustments	(5,737)	(17,938)	(18,566)	(2,404)
Retained earnings	265,161	471,154	541,007	70,050

Total shareholders’ equity	1,246,534	1,205,100	1,288,508	166,836

Total liabilities and shareholders’ equity	1,375,841	2,562,660	2,896,095	374,986

Note:

The Company has performed preliminary purchase price allocation after completion of FISH acquisition in March 2007 based on internal valuation. The final purchase price allocation will be determined when the valuation by independent valuers is complete.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended				For the Years Ended
	March 31, 2006	December 31, 2006	March 31, 2007		March 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net	111,712	161,509	163,103	21,119	371,767	546,970	70,822
Cost of revenues	(33,455)	(44,259)	(43,766)	(5,667)	(110,494)	(151,614)	(19,631)

Gross profit	78,257	117,250	119,337	15,452	261,273	395,356	51,191
Operating expenses:
Research and development	(5,078)	(9,271)	(7,960)	(1,031)	(14,374)	(31,469)	(4,075)
Sales and marketing	(4,038)	(4,252)	(5,395)	(699)	(15,327)	(18,264)	(2,365)
General and administrative	(15,995)	(13,538)	(18,259)	(2,364)	(38,309)	(55,351)	(7,167)

Total operating expenses	(25,111)	(27,061)	(31,614)	(4,094)	(68,010)	(105,084)	(13,607)

Operating income	53,146	90,189	87,723	11,358	193,263	290,272	37,584
Other income	5,905	2,624	2,300	298	9,790	6,024	780
Interest income	7,204	11,115	15,143	1,960	14,048	41,970	5,434
Interest expense	—	(5,160)	(10,183)	(1,318)	—	(15,342)	(1,986)
Amortization of convertible notes issuance cost	—	(1,046)	(2,064)	(267)	—	(3,111)	(403)

Income before income tax	66,255	97,722	92,919	12,031	217,101	319,813	41,409
Income tax benefit/(expense)	2,752	(9,294)	(9,194)	(1,190)	(18,088)	(30,094)	(3,896)

Net income	69,007	88,428	83,725	10,841	199,013	289,719	37,513

Earnings per ADS – basic	2.52	3.30	3.20	0.41	8.06	10.76	1.39

- diluted	2.52	3.24	3.11	0.40	8.05	10.74	1.39

Weighted average number of ADS
- basic	27,360,000	26,765,505	26,196,308	26,196,308	24,687,826	26,923,217	26,923,217

- diluted	27,406,167	29,175,363	30,882,901	30,882,901	24,716,317	28,697,979	28,697,979

Note:

In computing diluted EPS, interest expense and amortization in connection with convertible notes are added back to net income before dividing by the diluted number of ADS.

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Years Ended
	March 31, 2006	March 31, 2007
	RMB	RMB	US$
	(in thousands)
Cash flow from operating activities
Net income	199,013	289,719	37,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	3,782	8,484	1,098
Amortization of lease prepayments	190	190	25
Amortization of intangible assets	14,918	18,935	2,452
Amortization of stock compensation	238	1,278	165
Amortization of convertible notes issuance costs	—	3,111	403
Changes in assets and liabilities:
Trade accounts receivable	(69,985)	(46,027)	(5,959)
Prepayments and other receivables	(5,687)	(13,469)	(1,744)
Inventories	3,450	(6,934)	(898)
Deferred income tax	(1,534)	992	128
Trade accounts payable	11,238	14,014	1,814
Accrued liabilities and other payables	(918)	60,140	7,787
Income tax payable	12,207	16,865	2,184

Net cash provided by operating activities	166,912	347,298	44,968

Cash flow from investing activities
Capital expenditures	(34,064)	(36,283)	(4,698)
FISH acquisition	—	(839,744)	(108,730)
Repayment to a related party for the remaining balance on the purchase for intangible assets	(100,000)	—	—
Net repayments and advances from related parties	(2,714)	—	—

Net cash used in investing activities	(136,778)	(876,027)	(113,428)

Cash flow from financing activities
Net proceeds from issuance of new shares	799,067	—	—
Net proceeds from issuance of convertible notes	—	1,117,350	144,674
Repurchase of own stock	—	(236,193)	(30,582)
Advance from selling shareholders in secondary offering	10,422	—	—
Payment for secondary offering expenses of selling shareholders	(802)	(9,750)	(1,262)
Principal payments on long-term loan	(24)	—	—
Dividends paid	(4,225)	—	—

Net cash provided by financing activities	804,438	871,407	112,830

Effect of foreign currency exchange rate change on cash	(5,427)	(12,829)	(1,661)

Net increase in cash and cash equivalents	829,145	329,849	42,709
Cash and cash equivalents:
At beginning of year	14,646	843,791	109,254

At end of year	843,791	1,173,640	151,963

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended				For the Years Ended
	March 31, 2006	December 31, 2006	March 31, 2007		March 31, 2006	March 31, 2007
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	69,007	88,428	83,725	10,841	199,013	289,719	37,513
Adjustments:
Stock compensation expense	56	315	311	40	238	1,278	165
Amortization of acquired intangible assets	3,729	3,729	7,747	1,003	14,918	18,935	2,452
Income from arranging secondary offering	(5,905)	—	—	—	(5,905)	—	—

Non-GAAP adjusted net income	66,887	92,472	91,783	11,884	208,264	309,932	40,130

GAAP earnings per ADS
- basic	2.52	3.30	3.20	0.41	8.06	10.76	1.39

- diluted	2.52	3.24	3.11	0.40	8.05	10.74	1.39

Non-GAAP adjusted earnings per ADS
- basic	2.44	3.45	3.50	0.45	8.44	11.51	1.49

- diluted	2.44	3.38	3.37	0.44	8.43	11.44	1.48

Weighted average number of ADS
- basic	27,360,000	26,765,505	26,196,308	26,196,308	24,687,826	26,923,217	26,923,217

- diluted	27,406,167	29,175,363	30,882,901	30,882,901	24,716,317	28,697,979	28,697,979

Note:

In computing diluted EPS, interest expense and amortization in connection with convertible notes are added back to net income before dividing by the diluted number of ADS.